Exhibit 3.7

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION OF

CENTERSTATE BANKS, INC.

Pursuant to Section 607.1002, Florida Statutes, the Articles of Incorporation of CenterState Banks, Inc. are hereby amended as follows:

FIRST:   Article I of the Articles of Incorporation is hereby amended by deleting the text thereof in its entirely and substitute the following sentence in lieu thereof:

“The name of the Corporation is CenterState Bank Corporation.”

SECOND:  The foregoing amendment was adopted by the Board of Director of the Corporation by resolution on July 20, 2017, and without shareholder approval.  Shareholder approval of the amendment was not required.

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment to the Articles of Incorporation to be executed and attested to by its duly authorized officer as of this
24th day of August, 2017.

CenterState Banks, Inc.

/s/ John C. Corbett
John C. Corbett
President and Chief Executive Officer